Exhibit No. 12
PROGRESS ENERGY, INC.
Computation of Ratio of Earnings to Fixed Charges
For the Twelve Months Ended September 30

(dollars in millions)	2009	2008

Earnings, as defined:
Income from continuing operations	$824	$758
Fixed charges, as below	742	678
Preferred dividend requirements	(7)	(7)
Income from continuing operations attributable to noncontrolling interests, net of tax	—	(5)
Income taxes, as below	413	385

Total earnings, as defined	$1,972	$1,809

Fixed Charges, as defined:
Interest on long-term debt	$658	$601
Other interest	61	55
Imputed interest factor in rentals — charged principally to operating expenses	16	15
Preferred dividend requirements of subsidiaries	7	7

Total fixed charges, as defined	$742	$678

Income Taxes:
Income tax expense	$418	$390
Included in AFUDC — deferred taxes in book depreciation	(5)	(5)

Total income taxes	$413	$385

Ratio of Earnings to Fixed Charges	2.66	2.67